Exhibit 14.4

Ariel Way, Inc. Internal Control

Ariel Way employees are required to comply with our Code of Business Conduct. In addition, employees are encouraged to report any suspected violation of Ariel Way policy (including violations of accounting or auditing policies) or laws governing our business by Ariel Way employees.

If you have any doubts about whether any employee is adhering to these principles, you should feel free to discuss the matter with your supervisor, the financial manager for your unit or Ariel Way's Corporate Legal Counsel.

Employees will not be disciplined or suffer retaliation for reporting suspected violations honestly and in good faith. You will not be required to identify yourself if you prefer not to. All reports will be confidential except as necessary to conduct investigations.